Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of May 31, 2023

The principal balances and results accumulated for the period ending May 2023 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,462,513
Loans and accounts receivables from customers and banks, net	38,382,482
Loans and accounts receivables from customers at fair value, net	126,148
Financial instruments	11,067,351
Financial derivative contracts	11,130,404
Other asset items	5,773,427
Total assets	**68,942,325**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,690,323
Time deposits and other time liabilities	14,216,142
Issued debt and regulatory capital instruments	9,935,463
Financial derivative contracts	13,130,867
Other liabilities items	13,745,681
Total equity	4,223,849
Total liabilities and Equity	**68,942,325**

Equity attributable to:	
Equity holders of the Bank	4,106,786
Non-controlling interest	117,063

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	473,059
Net fee and commission income	215,773
Result from financial operations	114,867
Total operating income	**803,699**
Provision for loan losses	(192,350)
Support expenses	(360,166)
Other results	(3.121)
Income before tax	**248,062**
Income tax expense	(15,101)
Net income for the period	**232,961**

Attributable to:	
Equity holders of the Bank	225,446
Non-controlling interest	7,515

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


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Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Mayo de 2023

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de mayo de 2023 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.462.513
Créditos y cuentas por cobrar a clientes y bancos	38.382.482
Créditos y cuentas por cobrar a clientes a valor razonable	126.148
Instrumentos financieros	11.067.351
Contratos de derivados financieros	11.130.404
Otros rubros del activo	5.773.427
Total Activos	**68.942.325**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.690.323
Depósitos y otras captaciones a plazo	14.216.142
Instrumentos de deuda y capital regulatorio emitidos	9.935.463
Contratos de derivados financieros	13.130.867
Otros rubros del pasivo	13.745.681
Total patrimonio	4.223.849
Total Pasivos y Patrimonio	**68.942.325**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.106.786
Interés no controlador	117.063

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	473.059
Ingresos neto de comisiones	215.773
Resultado de operaciones financieras	114.867
Total ingresos operacionales	**803.699**
Gasto de pérdidas crediticias	(192.350)
Gastos de apoyo	(360.166)
Otros resultados	(3.121)
Resultado antes de impuesto	**248.062**
Impuesto a la renta	(15.101)
Utilidad consolidada del periodo	**232.961**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	225.446
Interés no controlador	7.515

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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